AUDITORS’ CONSENT

We have read the short form prospectus of MAG Silver Corp. (the “Company”) dated May 10, 2010 relating to the issue and sale of 4,185,000 Common Shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of (i) our report to the Board of Directors and Shareholders of the Company on the consolidated balance sheet of the Company as at December 31, 2009 and 2008 and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2009 and the cumulative period from incorporation, April 21, 1999 to December 31, 2009 and (ii) our report to the Board of Directors and Shareholders of the Company  on the effectiveness of internal control over financial reporting of the Company as of December 31, 2009. Our report is dated March 25, 2010.

(Signed) “Deloitte & Touche LLP”

Independent Register Chartered Accountants Vancouver, Canada May 10, 2010